UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ballard Power Systems Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

058586108

(CUSIP Number)

November 13, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058586108

1	NAMES OF REPORTING PERSONS
Broad-Ocean Motor (Hong Kong) Co. Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
22,949,947

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
22,949,947

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9.9%

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

* Based on 231,817,643 shares of the Issuer’s common shares outstanding as of November 13, 2018, on a pro forma basis, giving effect to the 5,699,947 shares purchased by the Reporting Persons.

CUSIP No. 058586108

1	NAMES OF REPORTING PERSONS
Zhongshan Broad-Ocean Motor Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
22,949,947

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
22,949,947

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9.9%

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

* Based on 231,817,643 shares of the Issuer’s common shares outstanding as of November 13, 2018, on a pro forma basis, giving effect to the 5,699,947 shares purchased by the Reporting Persons.

This is Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on August 5, 2016 (the “Original Schedule 13G”).

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of the common shares of Ballard Power Systems Inc.

Item 1.

(a)	Name of Issuer

Ballard Power Systems Inc.

(b)	Address of Issuer’s Principal Executive Offices

9000 Glenlyon Parkway
Burnaby, British Columbia  V5J 5J8
Canada

Item 2.

(a)	Name of Persons Filing

Broad-Ocean Motor (Hong Kong) Co. Limited
Zhongshan Broad-Ocean Motor Co., Ltd.

(b)	Address of Principal Business Office or, if none, Residence

c/o No.3 Shalang Industrial Zone, West District
Zhongshan, 528411, China

(c)	Citizenship

The citizenship of Broad-Ocean Motor (Hong Kong) Co. Limited is Hong Kong
The citizenship of Zhongshan Broad-Ocean Motor Co., Ltd. is China

(d)	Title of Class of Securities

Common Shares

(e)	CUSIP Number

058586108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Broad-Ocean Motor (Hong Kong) Co. Limited	22,949,947 shares
Zhongshan Broad-Ocean Motor Co., Ltd.	22,949,947 shares

(b)	Percent of class:

9.9%*

* Based on 231,817,643 shares of the Issuer’s common shares outstanding as of November 13, 2018, on a pro forma basis, giving effect to the 5,699,947 shares purchased by the Reporting Persons.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Broad-Ocean Motor (Hong Kong) Co. Limited	0 shares
Zhongshan Broad-Ocean Motor Co., Ltd.	0 shares

(ii)	Shared power to vote or to direct the vote:

Broad-Ocean Motor (Hong Kong) Co. Limited	22,949,947 shares
Zhongshan Broad-Ocean Motor Co., Ltd.	22,949,947 shares

(iii)	Sole power to dispose or to direct the disposition of:

Broad-Ocean Motor (Hong Kong) Co. Limited	0 shares
Zhongshan Broad-Ocean Motor Co., Ltd.	0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Broad-Ocean Motor (Hong Kong) Co. Limited	22,949,947 shares
Zhongshan Broad-Ocean Motor Co., Ltd.	22,949,947 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2018	Broad-Ocean Motor (Hong Kong) Co. Limited

	By:	/s/ LU Chuping
	Name:	LU Chuping
	Title:	Director

Zhongshan Broad-Ocean Motor Co., Ltd.

	By:	/s/ LU Chuping
	Name:	LU Chuping
	Title:	Chairman of the Board of Directors

EXHIBITS

Exhibit Number	Title
99.1
Joint Filing Agreement, dated as of August 4, 2016, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed with the Original Schedule 13G filed on August 5, 2016 and incorporated herein by reference).